Exhibit 21.1

WILLDAN GROUP, INC.

LIST OF SUBSIDIARIES

AS OF DECEMBER 30, 2022

	Name of Entity	Jurisdiction of Organization
1.	Willdan Engineering	California
2.	Willdan Energy Solutions	California
3.	Willdan Engineers and Constructors	California
4.	Willdan Financial Services	California
5.	Willdan Infrastructure	California
6.	Willdan Lighting & Electric, Inc.	Delaware
7.	Willdan Lighting & Electric of California	California
8.	Willdan Lighting & Electric of Washington, Inc.	Washington
9.	Abacus Resource Management Company	Washington
10.	Electrotec of NY Electrical Inc.	New York
11.	Public Agency Resources	California
12.	Integral Analytics, Inc.	Ohio
13.	Willdan Energy Co.	Delaware
14.	Energy and Environmental Economics, Inc.	California